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                              December 20, 2023

       Trevor Newton
       Chief Executive Officer
       Strata Power Corp
       500 - 4th Avenue SW
       Suite 2500
       Calgary, AB, Canada
       T2P 2V6

                                                        Re: Strata Power Corp
                                                            Form 20-F for the
Fiscal Year ended December 31, 2022
                                                            Filed March 23,
2023
                                                            File No. 000-50934

       Dear Trevor Newton:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for the Fiscal Year ended December 31, 2022

       General

   1. We note that you have been filing various documents on SEDAR for an extended period of time, including the
last three fiscal years, such as quarterly interim financial reports,
                                                        Management's Discussion
and Analysis of Financial Condition and Results of Operations,
                                                        certifications by your
CEO and CFO, and oil and gas disclosure reports, although you have not filed these
documents with the SEC on Form 6-K.

                                                        General Instruction B
to Form 6-K requires that you promptly furnish material
                                                        information on Form 6-K
that you make public or are required to make public pursuant to laws of the
jurisdiction of domicile or in which you are incorporated or organized, and is applicable pursuant
to Rule 13a-16 of Regulation 13A.
 Trevor Newton
Strata Power Corp
December 20, 2023
Page 2
         This requirement also applies to material information that you file or are required to file with a stock exchange on which your securities are traded that is made public, or that you distribute or are required to distribute to your security holders.

         Please address these requirements as they pertain to the reports that were required over the last three fiscal years and future reports that will be required on Form 6-K.
Financial Statements
Report of the Public Accounting Firm, page F-2

2. We note that you filed an audit opinion covering only the last two fiscal years in your most recent annual report. You will need to obtain and file an audit opinion, in an amendment to your annual report on Form 20-F, that also covers the earliest of the three years presented to comply with Item 8.A.2 and 3 of Form 20-F.

         Please advise us of any reasons that your auditor did not express an opinion for the earliest of the three years in the audit opinion that you filed with your annual report.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sondra Snyder at 202-551-3332 or Karl Hiller at 202-551-3686 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameTrevor Newton                                Sincerely,
Comapany NameStrata Power Corp
                                                               Division of
Corporation Finance
December 20, 2023 Page 2                                       Office of Energy
& Transportation
FirstName LastName